UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

DIGIMARC CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

253807 10 1
(CUSIP Number)

DECEMBER 31, 2002
———————————
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 253807 10 1	13G	Page 2 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Reuters Group PLC

2.	Check the Appropriate Box If a Member of Group (See Instructions) (a) [_] Not applicable. (b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization: United Kingdom

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person (See Instructions): CO

Page 2 of 6 pages

Item 1.

(a)	Name of Issuer: Digimarc Corporation

(b)	Address of Issuer’s Principal Executive Offices: 19801 SW 72nd Avenue, Suite 250 Tualatin, OR 97062

Item 2.

(a)	Name of Person Filing: Reuters Group PLC

(b)	Address of Principal Business Office or, if none, Residence: 85 Fleet Street London, UK EC4P 4AJ

(c)	Citizenship: United Kingdom

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 253807 10 1

Item 3.	If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Not Applicable

Page 3 of 6 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

February 14, 2003 —————————————— (Date)

/s/ Rosemary Martin —————————————— (Signature)

Rosemary Martin, Company Secretary —————————————— (Name/Title)

Exhibit No.	Exhibit
99.1	Subsidiary Chain of Ownership

Page 5 of 6 pages